Peak Year-End 2019 Audited Financial Results Beat Company Forecasts

Montreal, Quebec--(Newsfile Corp. - May 21, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced its financial results for the year ended December 31, 2019, highlighted by revenue greater than the $9.3M the Company had initially forecasted for the year. All amounts expressed are in Canadian dollars.

2019 Financial Highlights:

  Total Revenue of $11.7M

  Adjusted EBITDA of $1.5M

  Cash Flow from Operations of ($272,840)

  Net Loss of $1.8M

Comparative Summary of Key Financial Metrics for 2018 and 2019

	2019	2018
Revenue	$11,708,653	$1,681,534
Expenses[1]	$10,173,036	$3,260,765
Adjusted EBITDA[2]	$1,535,617	($1,579,231)
Net Income (Loss)	($1,830,361)	($3,608,920)

1 Expenses do not include interest, taxes, depreciation (including impairment of intangible assets) loss on extinction of debt, gain on bargain purchase and amortization

2 Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization

2019 Operating Highlights:

  Addition of several banks and lending partners to the Cubeler Lending Hub

  Over 1,100 loans extended by the ASFC subsidiary to Chinese SMEs with no reported loan defaults

  Almost 500 loans managed by the ASCS subsidiary on behalf of banking partners with no reported loan defaults

  Expansion of services to cities of Xi'An and Jiangyin

  Creation of the ASSC subsidiary

  Several enhancements to the Lending Hub platform, including addition of a supply-chain module and ability to recognize and analyze bank statement data from over 300 banks

  Analyzing data on almost 20,000 small, medium and micro enterprises through the Lending Hub by end of the year

  Agreement to acquire the Jinxiaoer loan brokerage platform

Review of 2019

Peak's ASFC subsidiary first appeared in the second quarter of 2018, marking the beginning of its operations as a financial technology (Fintech) company exclusively. Therefore, 2019 was Peak's first full year of operation as such. From a financial standpoint, the Company was able to exceed its revenue and EBITDA objectives for the year. From an operational standpoint, the Company picked up where it left off in 2018 and continued to make inroads into the Chinese commercial credit space through its Cubeler Lending Hub platform and the services provided by its subsidiaries. Several financial institutions, including some of China's largest banks, became members of the Hub in 2019 and extended credit to small and micro enterprises based on the platform's credit analysis capabilities. The low default rate for credit extended through the platform, coupled with its processing efficiencies and cost-savings, are value-propositions that continue to resonate with and account for its adoption rate among financial institutions.

The success of the Lending Hub led to the expansion of the Company's services in the cities of Xi'An and Jiangyin in 2019, and to the creation of its new ASSC subsidiary to help meet the specific credit needs of manufacturers and their supply-chain partners. The demand for ASSC's services dominated the second half of 2019, which saw the subsidiary's revenue account for a significant portion of the Company's total 2019 revenue, despite having operated for less than 5 months during the year.

While Peak was focused primarily on the business development initiatives during the first three quarters of 2019, more emphasis was put on research & development and enhancements to the Lending Hub in the final quarter of the year. The Company spent a large portion of the quarter on the development and implementation of features to better meet its clients' needs and discussed the best ways to integrate the Jinxiaoer loan brokerage platform, which the Company agreed to acquire, into the Lending Hub. With the pending integration of Jinxiaoer and the Lending Hub, Peak wrapped up 2019 poised to have a seamless and all-encompassing offering for virtually all stakeholders in the small and micro businesses credit space, including business owners, loan brokers and lenders.

Outlook for 2020

After spending the past 18 months proving to various participants and stakeholders in the commercial lending industry in China (banks, non-bank lenders, SMEs, loan insurance companies, government entities, service providers, etc.) that its analytics and AI based Lending Hub platform can be used to bring speed, transparency, cost reduction, risk minimization and overall efficiency to the commercial lending process, the Company's focus in 2020 will be on growth and expansion. Armed with the established demand for its services, Peak sees 2020 as a break-out year, in which its services reach some of the country's most important commercial markets and cities.

The fact that there are over 100M potential Lending-Hub-member small and micro enterprises in China represents both a tremendous opportunity and a challenge for the Company. The opportunity is obvious, in terms of the number of transactions and the amount of data that those enterprises could account for on the platform. The challenge is in reaching out to those 100M+ small and micro enterprises to let them know about the Lending Hub and why they should be a part of it. This is a major reason why Peak decided to acquire the Jinxiaoer platform, whose relationships with loan brokers catering to the financing needs of small and micro enterprises in cities across China, the Company plans to leverage in order to expand its services.

The positive impact of the Lending Hub concept, where small and micro businesses and lenders are brought together using analytics and AI for the benefit of local economic activity, began to impact manufacturers and their supply-chain partners in the city of Jiangyin in late 2019, which caught the attention of the city's municipal government officials. Manufacturers and their supply-chain partners, who were either not able to obtain credit in the past to acquire materials or were told that they had maxed out their credit by their banks, were suddenly routinely getting approved for credit by ASSC's financial partners. It would be in Jiangyin's best interest, known as the manufacturing capital of Jiangsu province, to support the Company's initiatives to help its manufacturers and their supply-chain partners get access to credit, particularly in the era of COVID-19, as demand for certain products such as masks and other personal protection equipment pours in from every part of the world. Peak plans to work with those officials on business development initiatives that could be replicated in other cities and further contribute to helping the expansion of its services in those cities.

In summary, the continuous expansion of the Lending Hub, with the addition of more lenders, brokerage companies, broker sales reps, Jinxiaoer Service Centres, and small and micro businesses, all leading to more transactions and more data, including loan repayment data, to make the Hub's predictive algorithms increasingly more efficient will be a priority for the Company in 2020. Peak will also look to branching out its service offering into at least 20 cities by the end of the year.

As Peak continues to execute its business plan and approaches profitability, the Company plans to take the necessary measures in 2020 to be in position to repatriate a portion of its profits back to Canada as soon as it determines it's appropriate to do so.

Fiscal 2019 Financial Results Summary

The Company generated $11,708,653 in revenue in its first complete year operating exclusively as a Fintech company (compared to $1,681,534 in fiscal 2018). The significant difference in revenue between fiscal 2018 and fiscal 2019 can be attributed to the fact that some of the Company's subsidiaries were either not yet created or were only in operation for a part of the year in 2018, while those same subsidiaries were either created or had a full year of operation in 2019.

Expenses (excluding the cost of sales) for fiscal 2019 amounted to $13,539,015, compared to $5,290,454 in 2018.

The net loss for the year was $1,830,361 compared to $3,608,920 in 2018. Full details of the Company's 2018 financial results can be found in the Audited Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the years ended December 31, 2019 and 2018, which are available at www.sedar.com.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 251	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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